Thermadyne Holdings Corporation Suite 300 16052 Swingley Ridge Rd. St. Louis, MO 63017

June 20, 2011	Office: 636-728-3084 Fax: 636-728-3010 E-Mail: Nick Varsam@Thermadyne.com

VIA EDGAR	Nick H. Varsam Vice President, General Counsel and Corporate Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: Amanda Ravitz

Re:	Thermadyne Holdings Corporation Registration Statement on Form S-4 Filed April 5, 2011 File No. 333-173322
Ladies and Gentlemen:
     In connection with the exchange offer being made by Thermadyne Holdings Corporation (the “Company”) pursuant to the prospectus contained in the above-referenced registration statement and related letter of transmittal, this letter will confirm the following:
     (1) The Company is registering the exchange offer in reliance upon the position of the Staff of the Securities and Exchange Commission (the “Commission”) enunciated in the no-action letter issued to Exxon Capital Holdings Corporation (available May 13, 1988).
     (2) The Company has not entered into any arrangement or understanding with any person to distribute the notes to be received in the exchange offer (the “Registered Notes”) in exchange for the Company’s outstanding notes (the “Private Notes”) and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Registered Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offer and is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Registered Notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Registered Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

     (3) A broker-dealer may participate in the exchange offer with respect to Private Notes acquired for its own account as a result of market-making or other trading activities provided that the broker-dealer has confirmed that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes and the Company (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Registered Notes in exchange for such Private Notes pursuant to the exchange offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Registered Notes, and (ii) will include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Registered Notes received in respect of such Private Notes pursuant to the exchange offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     The transmittal letter to be executed by the exchange offeree in order to participate in the exchange offer includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Registered Notes.
Sincerely,
/s/ Nick H. Varsam
Nick H. Varsam
Vice President, General Counsel and Corporate Secretary